22003717

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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SEC Mail Processing Section
FEB 28 2022
Washington DC

SEC FILE NUMBER
8-36594

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 1/1/21 (MM/DD/YY) AND ENDING 12/31/21 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Larimer Capital Corporation

TYPE OF REGISTRANT (check all applicable boxes):

■ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

1720 South Bellaire Street Suite 1110
(No. and Street)

Denver	Colorado	80222
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Adam M. Carmel	303-573-5511	adam@larimercapital.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

LMHS, P.C. - Certified Public Accountants and Advisors
(Name – if individual, state last, first, and middle name)

80 Washington Street, Bldg S	Norwell	MA	02061
(Address)	(City)	(State)	(Zip Code)

2/24/2009	3373
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

RMS

OATH OR AFFIRMATION

I, Adam M. Carmel, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Larimer Capital Corporation, as of December 31, 2021, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Carolann Donohue
NOTARY PUBLIC
STATE OF COLORADO
NOTARY ID 20164046952
MY COMMISSION EXPIRES February 03, 2025

Notary Public

Signature: Adam M. Carmel

Title: President

This filing contains (check all applicable boxes):**

- ☒ (a) Statement of financial condition.
- ☒ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☒ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☒ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ____

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

LARIMER CAPITAL CORPORATION

REPORT PURSUANT TO RULE 17a-5(d)

YEARS ENDED DECEMBER 31, 2021 AND 2020

The report is deemed **PUBLIC** in accordance with Rule 17a-5(e) (3) under the Securities Exchange Act of 1934. A statement of financial condition has been filed with the Securities and Exchange Commission simultaneously herewith as a **PUBLIC DOCUMENT**.

LARIMER CAPITAL CORPORATION

TABLE OF CONTENTS

LMHS, P.C.
Certified Public Accountants and Advisors

Report of Independent Registered Public Accounting Firm

To the Director and Equity Owners of
Larimer Capital Corporation

Opinion on the Financial Statements

We have audited the accompanying balance sheet of Larimer Capital Corporation as of December 31, 2021, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of Larimer Capital Corporation as of December 31, 2021, in conformity with accounting principles generally accepted in the United States of America.

The financial statements of Larimer Capital Corporation as of December 31, 2020, were audited by other auditors whose report dated February 18, 2021, expressed an unqualified opinion on those statements.

Basis for Opinion

These financial statements are the responsibility of the entity's management. Our responsibility is to express an opinion on these financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to Larimer Capital Corporation in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Larimer Capital Corporation is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provide a reasonable basis for our opinion.

LMHS, P.C.

LMHS, P.C.
We have served as Larimer Capital Corporation's auditor since 2021
Norwell, Massachusetts

February 11, 2022

LARIMER CAPITAL CORPORATION

STATEMENTS OF FINANCIAL CONDITION
DECEMBER 31, 2021 AND 2020

		2021		2020
ASSETS				
Cash and cash equivalents	$	1,499,477	$	1,259,800
Commissions receivable		29,066		28,172
Prepaid expenses		7,842		7,947
Total Current Assets		**1,536,385**		**1,295,919**
Furniture and equipment net of accumulated Depreciation		0		0
Deposit with clearing broker		0		50,253
Right Of Use Assets		193,171		0
Other assets		4,725		4,725
Total assets	**$**	**1,734,281**	**$**	**1,350,897**
LIABILITIES AND STOCKHOLDER'S EQUITY				
LIABILITIES:				
Commissions payable and accrued liabilities	$	7,366	$	9,913
Lease Obligations		**193,171**		0
		200,537		9,913
COMMITMENTS AND CONTINGENCIES (Notes 3, 4, 5)				
STOCKHOLDER'S EQUITY (Note 2):				
Common stock, no par value; 50,000 Shares authorized; one share issued and outstanding		89,000		89,000
Retained earnings		1,444,744		1,251,984
Total stockholder's equity		1,533,744		1,340,984
Total liabilities and stockholder's equity	**$**	**1,734,281**	**$**	**1,350,897**

LARIMER CAPITAL CORPORATION

NOTES TO FINANCIAL STATEMENTS

NOTE 1 - ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization and Business

Larimer Capital Corporation (the "Company") is registered as a broker-dealer with the Securities and Exchange Commission, with its principal activities consisting of financial consulting as a registered investment advisor, traditional securities business and sales of life and disability insurance policies. The Company is also a member of the Financial Industry Regulatory Authority, Inc. ("FINRA").

Basis of Accounting

The following disclosures discuss the Company's revenue recognition accounting policies as governed by Topic 606 (Revenue From Contracts With Customers). Most of the Company's revenue arises from contracts with customers. That revenue can be separated into two main categories.

Transactional securities revenues, related expenses, commissions receivable and payable are recorded on a trade-date basis, which is the date a transaction is executed, and performance obligations have been satisfied.. Transactional insurance revenues are recorded when received (and generally after a 30 day "free look" contractual provision) as an industry standard.

Investment advisory and management fees are recognized over the term of the contract, based on a fee rate that is applied to the average balance of managed assets over that time period. Advisory fees are generally collected monthly in arrears, and recognized when received. Some fees may be collected quarterly in advance (by "turnkey asset management programs") and remitted to the Company, and recognized ratably over the related billing period as the performance obligation is fulfilled.

Any financial planning consulting fees are recognized after the services are performed.

Commissions receivable are typically received in full shortly after the receivable is recorded and management has determined that no allowance for uncollectible amounts is necessary. The Company historically has not experienced any losses from uncollectible accounts.

Cash and Cash Equivalents

For purposes of the statement of cash flows, the Company considers money market funds with original maturities of three months or less to be cash equivalents.

Commissions Receivable

Amounts due from Charles Schwab and Co., Inc. (the firm's custodian for investment advisory accounts respectively) reflecting investment advisory fees due for the current month. Such commissions receivable are paid within 10 days of the end of the month.

Prepaid Expenses

Amount reflects prepaid: securities industry regulatory fees, professional liability insurance and property and casualty insurance. Such amounts are paid annually and amortized over the appropriate calendar or fiscal year period to which such expenses apply.

NOTE 1 - ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Clearing Deposit

Deposits (for 2020 only) include $50,000 deposited with Raymond James &Associates, Inc. (RJ) to offset certain risks assumed by RJ related to clearing and settling securities and cash transactions on behalf of certain of the Company's customers. This amount is an allowable asset in computing the firm's net capital.

Other Assets

Amount reflects rent security deposit and is not an allowable asset in computing the firm's net capital.

Furniture and Equipment

Furniture and equipment is stated at cost. Depreciation is provided utilizing straight-line and accelerated methods over the estimated useful lives for owned assets, ranging from 3 to 5 years.

Commissions Payable and Accrued Liabilities

Amount reflects: commissions due to the firm's independent registered representatives for securities and/or insurance related transactions and any payroll tax liabilities accrued and due for employees of the firm.

Agreement with Clearing Broker

The Company, under Rule 15c3-3(k)(2)(ii), is exempt from the reserve and possession or control requirements of Rule 15c3-3 of the Securities and Exchange Commission. The Company does not carry or clear customer accounts. Accordingly, all customer transactions are executed and cleared on behalf of the Company by its clearing broker on a fully disclosed basis. The Company's agreement with its clearing broker provides that as clearing broker, that firm will make and keep such records of the transactions effected and cleared in the customer accounts as are customarily made and kept by a clearing broker pursuant to the requirements of Rules 17a-3 and 17a-4 of the Securities and Exchange Act of 1934 (the "Act"). The Clearing Broker also performs all services customarily incident thereto, including the preparation and distribution of customers' confirmations and statements and maintenance margin requirements under the Act and the rules of the Self Regulatory Organizations of which the Company is a member.

Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

NOTE 1 - ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (concluded)

Income Taxes

The Company has elected to be treated as an S-corporation for income tax purposes. Accordingly, taxable income and losses of the Company are reported on the income tax return of the Company's stockholder and no provision for income taxes has been recorded in the accompanying financial statements.

The Company is required to determine whether a tax position is more likely than not to be sustained upon examination by the applicable taxing authority, including resolution of any tax related appeals or litigation processes, based on the technical merits of the position. The Company files an income tax return in the U.S. federal jurisdiction, and may file income tax returns in various U.S. states.

The Company is not subject to income tax return examinations by major taxing authorities for years before 2012. The tax benefit recognized is measured as the largest amount of benefit that has a greater than fifty percent likelihood of being realized upon ultimate settlement. De-recognition of a tax benefit previously recognized results in the Company recording a tax liability that reduces net assets. However, the Company's conclusions regarding this policy may be subject to review and adjustment at a later date based on factors including, but not limited to, on-going analyses of and changes to tax laws, regulations and interpretations thereof. The Company recognizes interest accrued related to unrecognized tax benefits and penalties related to unrecognized tax benefits in income taxes payable, if assessed. No interest expense or penalties have been recognized as of December 31, 2021 and 2020 and for the years then ended.

NOTE 2 - NET CAPITAL REQUIREMENTS

Pursuant to the net capital provisions of Rule 15c3-1 of the Securities Exchange Act of 1934, the Company is required to maintain a minimum net capital, as defined under such provisions. At December 31, 2021, the Company had net capital and net capital requirements of $1,521,177 and $50,000, respectively. The Company's net capital ratio (aggregate indebtedness to net capital) was 0.0048 to 1. According to Rule 15c3-1, the Company's net capital ratio shall not exceed 15 to 1.

NOTE 3 - COMMITMENTS – RIGHT OF USE ASSET

The Company has a non-cancelable operating lease with an unrelated party for office space which expires in October 2025. Future minimum lease payments are as follows:

Year Ending December 31	Amount
2022	$ 46,494
2023	$ 49,273
2024	$ 51,966
2025	$ 45,438
	$ 193,171

Rental expense for all operating leases was $53,451 and $40,787 for the years ended December 31, 2021 and 2020, respectively.

In Accordance with ASC 842, the company recognizes the right of use (ROU) assets and lease liabilities on the balance sheet for all leases with terms longer than 12 months. The lessee asset is equal to the minimum payments under the lease, discounted to present value, as well as a liability reflecting its lease obligation.

NOTE 4 - EMPLOYEE BENEFIT PLANS

401(k) Profit Sharing Plan and Trust

In 2011, the Company adopted a salary deferral "401(k)" profit sharing plan and trust (the "Plan"). The Plan allows employees who are over 21 years old, have completed one year of employment and at least 1,000 hours of service to participate in the plan. Beginning January 1, 2013, the Plan contains a "safe harbor" provision requiring the Company to make 100% vested non-elective contributions equal to 3% of the compensation of eligible employees.

"Safe harbor" contributions and "discretionary profit sharing" contributions to the Plan, charged to operations, were $1,216 and $43,500 and $1,268 and $42,573 for the years ended December 31, 2021 and 2020, respectively.

NOTE 5 - FINANCIAL INSTRUMENTS, OFF-BALANCE SHEET RISK AND CONTINGENCIES

The Company is in business as a securities broker-dealer. In the normal course of business, the Company's activities through its clearing broker involve the execution, settlement and financing of various securities transactions. These activities may expose the Company to off-balance sheet risk. In the event a customer fails to satisfy its obligations, the Company may be required to purchase or sell financial instruments at prevailing market prices in order to fulfill the customer's obligations.

The Company bears the risk of financial failure by its clearing broker. If the clearing broker should cease doing business, the Company's receivable from this clearing broker could be subject to forfeiture.

The Company's financial instruments, including cash and cash equivalents, commissions receivable, prepaid expenses, furniture and equipment, deposit with clearing broker, other assets, and commissions payable and accrued liabilities are carried at amounts that approximate fair value due to the short-term nature of those instruments.

NOTE 6 - SUBSEQUENT EVENTS

The Company has performed an evaluation of subsequent events through the date the financial statements were issued. The evaluation did not result in any subsequent events that required disclosures and/or adjustments.